Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

04046400

23 November 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Brambles

SEC MAIL PROCESSING
RECEIVED
NOV 29 2004
WASH, D.C. 202 SECTION

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

PROCESSED
DEC 03 2004
THOMSON FINANCIAL

Laura Jackson
Company Secretarial Assistant

12/2

Encs.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

GE Asset Management Incorporated and GE Asset Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holdings are in respect of discretionary investment management services for clients

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class(any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

18 November 2004

12) Total holding following this notification

43,095,513

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

5.95%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 19 November 2004

Details of Registered Holders

General Electric Pension Trust	19,489,425
GE IPT-Int'l	1,005,880
Ontario Pension Board	681,911
CDP Capital	1,208,556
Talvest International Equity	163,032
Nav Canada Pension Plan	441,561
Stitching GE Pension Funds	98,818
Canadian Broadcasting Company	270,659
GE Pension Ltd GBL	62,672
Chrysler Corporation	2,084,686
N Carolina Retirement System	2,409,244
Tal Private Mgt Intl Equity Fd	280,632
College of Applied Arts Tech	1,106,052
MTBC-400034654	28,490
MEADWESTVACO	453,241
Alberta Teachers Intl Equity	1,200,395
JTSB-MATB-TOK-464156208	116,018
Elfun International Equity Fund	757,412
Elfun Diversified Fund-Compos.	148,933
GE Investments Int'l Fund-NYC	6,196,322
G.E. Commingled Pool	543,802
Chrysler Veba	508,120
GE Investment Int'l Trade Pool	158,292
GE Investments CDA Int'l Equit	552,885
Inst GE International Equity	1,838,781
Inst GE Strategic Investment	69,396
GEI Total Return	258,830
GEI International Equity Fund	165,525
GEI Int'l Equity Select Fund	187,742
GE Global Equity Fund	181,457
GE International Equity	257,514
GE Strategic Fund	169,230